UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Westinghouse Air Brake Technologies Corporation

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

929740108

(CUSIP Number)

Christoph A. Pereira

Vice President, Chief Corporate, Securities and Finance Counsel

General Electric Company

41 Farnsworth Street

Boston, Massachusetts 02210

617-433-2952

With a Copy to:

William L. Taylor

Michael Kaplan

John B. Meade

Lee Hochbaum

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

Facsimile: (212) 701-5800

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 25, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 929740108	Page 2 of 12 Pages

1	Names of Reporting Person General Electric Company
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 47,833,671 (1)(2)
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 47,833,671 (1)(2)
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,833,671 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 25.0% (1)
14	Type of Reporting Person (See Instructions) CO

(1)	See Item 5 of this Schedule 13D.
(2)	The above referenced shares of Common Stock (as defined below) includes 28,815,464 shares of Common Stock underlying the 10,000 shares of Convertible Preferred Stock (as defined below) held by General Electric Company. As described in further detail in Item 6, until March 27, 2019, General Electric Company is not permitted to offer, sell, contract to sell or otherwise dispose of any of (or enter into any transaction designed to, or which might reasonably be expected to, result in the disposition of) the Common Stock or Convertible Preferred Stock. Following such date, General Electric Company is subject to certain disposal requirements as discussed below. The shares of Convertible Preferred Stock will automatically convert into shares of Common Stock upon the sale of such shares by General Electric Company to a third party, as discussed below.

Item 1.  Security and Issuer.

The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the “Common Stock”), of Westinghouse Air Brake Technologies Corporation, a Delaware corporation (“Wabtec”). The principal executive offices of Wabtec are located at 1001 Air Brake Avenue, Wilmerding, PA 15148.

Item 2.  Identity and Background.

(a) − (c), (f)

The name of the person filing this statement is General Electric Company (“GE” or the “Reporting Person”), a corporation incorporated under the laws of the State of New York. The principal business of GE is providing global high-tech industrial and financial services. The principal business address and principal office address of GE is 41 Farnsworth Street, Boston, Massachusetts 02210.

The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of the Reporting Person is set forth on Schedule I hereto and are incorporated herein by reference.

(d) – (e) During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule I hereto have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

On February 25, 2019, the Reporting Person acquired the shares of Common Stock of Wabtec described in this statement pursuant to the combination (the “Transaction”) of Wabtec and GE’s transportation business (the “GE Transportation”) in accordance with the terms and conditions of (i) the Agreement and Plan of Merger, dated May 20, 2018, by and among GE, Wabtec, Transportation Systems Holdings Inc., a Delaware corporation (“SpinCo”) that was a wholly owned subsidiary of GE, and Wabtec US Rail Holdings, Inc., a Delaware corporation (“Merger Sub”) that was a wholly owned subsidiary of Wabtec, as subsequently amended on January 25, 2019 (as amended, the “Merger Agreement”) and (ii) the Separation, Distribution and Sale Agreement, dated May 20, 2018, by and among GE, Wabtec, SpinCo and Wabtec US Rail, Inc., which is a wholly owned subsidiary of Wabtec, as subsequently amended on January 25, 2019 (as amended, the “Separation Agreement”), whereby, among other things, Merger Sub merged with and into SpinCo (the “Merger”), with SpinCo surviving as a wholly owned subsidiary of Wabtec (except with respect to shares of SpinCo Class A preferred stock (as defined below) held by GE).

Pursuant to the Merger Agreement, at the effective time of the Merger, (i) each share of SpinCo common stock, par value $0.01 per share (the “SpinCo common stock”), was converted into the right to receive 0.005375 shares of Common Stock and (ii) the single share of Class C non-voting convertible preferred stock of SpinCo (the “SpinCo Class C preferred stock”) converted into 19,018,207 shares of Common Stock and 10,000 shares of Wabtec Series A non-voting convertible preferred stock, $0.01 par value (the “Convertible Preferred Stock”).

Immediately prior to the Merger, GE owned the outstanding share of SpinCo Class C preferred stock, and as a result, GE acquired 19,018,207 shares of Common Stock and 10,000 shares of Convertible Preferred Stock in the Merger.

Each share of Convertible Preferred Stock is convertible into 2,881.5464 shares of Common Stock, subject to certain adjustments determined in the manner set forth in the Series A Certificate of Designations (as defined below).

The foregoing description of the Separation Agreement and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Separation Agreement, which is filed herewith as Exhibit 1 and Exhibit 2, and the Merger Agreement, which is filed herewith as Exhibit 3 and Exhibit 4, and incorporated herein by reference. The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

Item 4.  Purpose of Transaction.

The Reporting Person acquired the shares of Common Stock for investment purposes. The Reporting Person, as an investor in Wabtec, intends to review continuously its investment in Wabtec, Wabtec’s business affairs and general industry and economic conditions, and the Reporting Person’s other business opportunities and liquidity considerations. Based on such review, the Reporting Person may, at any time and from time to time, determine to, subject to applicable law and the terms of the Shareholders Agreement (as defined below), take an action which could involve one or more of the types of transactions contemplated in clauses (a) through (j) of Item 4 of Schedule 13D, including the Reporting Person disposing of all or a portion of the securities of Wabtec owned by it through open market sales, public offerings, private agreements, or otherwise.

In addition to the Merger Agreement and Separation Agreement, on February 25, 2019, GE, SpinCo, Wabtec and Merger Sub entered into a letter agreement (the “Letter Agreement”) relating to GE’s right to designate up to three individuals (the “New Board Designees”) for appointment to the board of directors of Wabtec (the “Wabtec Board”) as contemplated by the Merger Agreement. Subject to certain withdrawal and confirmation rights of GE, and to Wabtec’s approval right (acting through the Nomination and Corporate Governance Committee of the Wabtec Board as described below), each as set forth in the Letter Agreement, (i) the first New Board Designee will be appointed by March 27, 2019, (ii) the second New Board Designee will be appointed by August 25, 2019 and (iii) the third New Board Designee will be appointed by February 25, 2020; provided that GE’s right to designate a third New Board Designee is conditioned upon GE owning on February 25, 2020 a portion of the Common Stock and/or the Convertible Preferred Stock it received in the Merger in respect of the SpinCo Class C preferred stock. Each New Board Designee is required to qualify as an independent director under the rules of the New York Stock Exchange and be reasonably acceptable to the Nomination and Corporate Governance Committee of the Wabtec Board. At the direction of GE, (i) one New Board Designee will be assigned to the class of directors that is up for reelection at the first annual meeting of Wabtec’s stockholders that occurs after the Merger, (ii) one New Board Designee will be assigned to the class of directors that is up for reelection at the second annual meeting of Wabtec’s stockholders that occurs after the Merger and (iii) one New Board Designee will be assigned to the class of directors that is up for reelection at the third annual meeting of Wabtec’s stockholders that occurs after the Merger. Further, if any New Board Designee becomes a member of the Wabtec Board after the date that is six months prior to the date of Wabtec’s next annual meeting of stockholders after he or she becomes a member of the Wabtec Board (for such New Board Designee, the “Next Stockholders Meeting”) and prior to the date on which Wabtec commences mailing its proxy statement for such Next Stockholders Meeting (the “Next Proxy Mailing Date”), then such New Board Designee may require Wabtec to (i) nominate such New Board Designee for election at the Next Stockholders Meeting, (ii) recommend that Wabtec’s stockholders vote in favor of the election of such New Board Designee and (iii) use no less rigorous efforts to support the election of such New Board Designee than the efforts used to support each other nominee of the Wabtec Board up for election at the Next Stockholders Meeting. If any New Board Designee becomes a member of the Wabtec Board after the Next Proxy Mailing Date and prior to the date of the Next Stockholders Meeting, then such New Board Designee may require Wabtec to cause such New Board Designee to be re-appointed to the Wabtec Board as of immediately following the Next Stockholders Meeting (and to be re-assigned to the class of directors that was elected at the Next Stockholders Meeting).

Any action or actions the Reporting Person might undertake in respect of Wabtec’s securities will be dependent upon the Reporting Person’s review of numerous factors, including, among other things, the terms of the Shareholders Agreement (as defined below), the price level and liquidity of the Common Stock; general market and economic conditions; ongoing evaluation of Wabtec’s and the Reporting Person’s business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors and future developments. Notwithstanding anything to the contrary herein, the Reporting Person specifically reserves the right to change its intentions with respect to any or all of the foregoing.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement, which is attached hereto as Exhibit 8 and is incorporated herein by reference. The information set forth in Item 6 of this Schedule 13D is hereby incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

(a) and (b).

The information relating to the beneficial ownership of Common Stock by the Reporting Person set forth in Rows 7 through 13 of the cover page hereto is incorporated by reference. The Reporting Person is the beneficial owner of 47,833,671 shares of Common Stock on an as-converted basis, constituting 19,018,207 shares of Common Stock and 28,815,464 shares of Common Stock underlying the 10,000 shares of Convertible Preferred Stock. Such shares represent approximately 25.0% of the shares of outstanding Common Stock. Such percentage is calculated based on a total of 191,210,956 shares of Common Stock (which is comprised of 162,395,492 outstanding shares of Common Stock immediately following the Merger as provided to GE by Wabtec plus the 28,815,464 shares of Common Stock underlying the Convertible Preferred Stock).

To the Reporting Person’s knowledge, the following persons beneficially own the shares of Common Stock set forth below:

•	Sébastien M. Bazin, Director, General Electric Company, holds 0 shares of Common Stock;

•	W. Geoffrey Beattie, Director, General Electric Company, holds 4,752 shares of Common Stock;[1]

•	H. Lawrence Culp, Jr., Chief Executive Officer and Director, General Electric Company, holds 3,213 shares of Common Stock;

•	Francisco D’Souza, Director, General Electric Company, holds 813 shares of Common Stock;

•	Edward P. Garden, Director, General Electric Company, holds 380,531 shares of Common Stock;[2]

•	Thomas W. Horton, Director, General Electric Company, holds 0 shares of Common Stock;

•	Risa Lavizzo-Mourey, Director, General Electric Company, holds 80 shares of Common Stock;

•	Catherine Lesjak, Director, General Electric Company, holds 0 shares of Common Stock;

•	James J. Mulva, Director, General Electric Company, holds 22 shares of Common Stock;

•	Paula Rosput Reynolds, Director, General Electric Company, holds 84 shares of Common Stock;

•	Leslie F. Seidman, Director, General Electric Company, holds 0 shares of Common Stock;

•	James S. Tisch, Director, General Electric Company, holds 19,013 shares of Common Stock;[3]

•	L. Kevin Cox, Senior Vice President, Chief Human Resources Officer, General Electric Company, holds 5 shares of Common Stock;

__________________________

1 This number consists of 88 shares of Common Stock owned by family trusts, 368 shares of Common Stock owned through a holding company and 4,296 shares of Common Stock held through an investment company. Mr. Beattie disclaims beneficial ownership of the shares held through the investment company.

2 This number consists of 380,531 shares of Common Stock owned by the Trian Entities (as defined below). Trian, an institutional investment manager, serves as the management company for Trian Partners, L.P., Trian Partners Master Fund, L.P., Trian Partners Master Fund (ERISA), L.P., Trian Partners Parallel Fund I, L.P., Trian Partners Strategic Investment Fund II, L.P., Trian Partners Strategic Investment Fund-A, L.P., Trian Partners Strategic Investment Fund-N, L.P., Trian Partners Strategic Investment Fund-D, L.P., Trian Partners Strategic Fund-G II, L.P., Trian Partners Strategic Fund G-III, L.P., Trian Partners Co-Investment Opportunities Fund, Ltd., Trian SPV (Sub) X, L.P., Trian Partners Strategic Fund-K, L.P. and Trian Partners Strategic Fund-C, Ltd. (collectively, the “Trian Entities”) and as such determines the investment and voting decisions of the Trian Entities with respect to shares of Common Stock held by them. None of the shares of Common Stock owned by the Trian Entities are held directly by Mr. Garden. Mr. Garden is a member of Trian Fund Management GP, LLC, which is the general partner of Trian, and therefore is in a position to determine the investment and voting decisions made by Trian on behalf of the Trian Entities. Accordingly, Mr. Garden may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act) the shares of Common Stock owned by the Trian Entities. Mr. Garden disclaims beneficial ownership of such shares for all other purposes.

3 This number consists of 2,900 shares of Common Stock owned by a Tisch family trust and 16,113 shares of Common Stock owned by Loews Corporation, of which Mr. Tisch is the CEO, the President, a director and a shareholder. Mr. Tisch disclaims beneficial ownership of the shares owned by Loews Corporation except to the extent of his pecuniary interest, if any, in those shares.

•	Michael J. Holston, Senior Vice President, General Counsel & Secretary, General Electric Company, holds 0 shares of Common Stock;

•	David L. Joyce, Vice Chairman, General Electric Company, holds 3,037 shares of Common Stock;

•	Jamie S. Miller, Senior Vice President and Chief Financial Officer, General Electric Company, holds 1,451 shares of Common Stock;

•	Kieran P. Murphy, Senior Vice President, General Electric Company, holds 345 shares of Common Stock;

•	Jérôme X. Pécresse, Senior Vice President, General Electric Company, holds 209 shares of Common Stock;

•	Russell Stokes, Senior Vice President, General Electric Company, holds 1,030 shares of Common Stock;

•	Scott Strazik, Senior Vice President, General Electric Company, holds 565 shares of Common Stock; and

•	Thomas S. Timko, Vice President, Controller & Chief Accounting Officer, General Electric Company holds 0 shares of Common Stock.

(c)    Except as set forth in this Schedule 13D and for the Common Shares received by such persons as a result of the Merger, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule I hereto (or any persons with whom they may comprise a group within the meaning of Section 13(d)(3) of the Exchange Act) has effected any other transaction in the shares of Common Stock during the past 60 days.

(d)   No person (other than the Reporting Person and the persons set forth in Item 5(a) in respect of the shares beneficially owned by them) is known to the Reporting Person or, to the Reporting Person’s knowledge, the persons set forth on Schedule I hereto, to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Wabtec reported herein.

(e)    Not applicable.

The information set forth in Items 4 and 6 is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Schedule 13D is incorporated into this Item 6 by reference.

The Shareholders Agreement

On February 25, 2019, Wabtec and GE entered into a Shareholders Agreement (the “Shareholders Agreement”) governing the rights and obligations of Wabtec, GE and certain of GE’s affiliates (collectively, and together with GE, the “Shareholder Parties”) with respect to the shares of Common Stock and Convertible Preferred Stock received by GE in the Merger in respect of the SpinCo Class C preferred stock. The Shareholders Agreement sets out, among other things, standstill restrictions, a voting agreement and transfer and manner of sale restrictions.

Until the earlier of (i) the later of (A) the 24-month anniversary of the closing and (B) the 3-month anniversary of the date on which the Shareholder Parties first cease to beneficially own any of the Common Stock or Convertible Preferred Stock acquired in the Merger in respect of the SpinCo Class C preferred stock and (ii) a change of control of Wabtec, the Shareholder Parties will not (subject to certain exceptions), among other things, (A) acquire, offer to acquire or agree to acquire beneficial ownership of any Common Stock or Convertible Preferred Stock, (B) make any statement, proposal or offer with respect to, or otherwise solicit or effect, or seek or offer or propose to effect, (1) any business combination, merger, tender offer, exchange offer or similar transaction involving Wabtec or its subsidiaries, (2) any restructuring, recapitalization, liquidation, dissolution or similar transaction involving Wabtec or its subsidiaries, (3) any acquisition of, including rights or options to acquire interests in, any equity securities of Wabtec or its subsidiaries or (4) the composition of or election of any individual to the Wabtec Board, or (C) request, call or seek to call a meeting of the Wabtec stockholders, nominate any individual for election as a director of Wabtec at any meeting of the Wabtec stockholders, submit any stockholder proposal to seek representation on the Wabtec Board or any other proposal to be considered by the Wabtec stockholders, or recommend that any other Wabtec stockholders vote in favor of, or otherwise publicly comment favorably or unfavorably about, or solicit votes or proxies for, any such nomination or proposal submitted by another Wabtec stockholder, or otherwise publicly seek to control or influence the Wabtec Board, management or policies of Wabtec.

The Shareholders Agreement also provides that for as long as the Shareholder Parties hold any of the Common Stock acquired in connection with the Merger in respect of the SpinCo Class C preferred stock, with respect to any matter presented for a vote of the Wabtec stockholders, each of the Shareholder Parties will vote all such Common Stock it beneficially owns and over which it maintains sole voting power in the same proportion as the votes cast by all Common Stock it does not beneficially own on such matter.

By no later than 120 days following February 25, 2019, the Shareholder Parties must sell, transfer or divest their ownership of a number of shares (the “First Tranche Shares”) of (i) Common Stock acquired in connection with the Merger in respect of the SpinCo Class C preferred stock and any equity securities (other than Convertible Preferred Stock) issued or issuable directly or indirectly with respect to or on account of such shares of Common Stock (collectively, the “subject shares”) and/or (ii) Convertible Preferred Stock acquired in connection with the Merger and any additional shares Convertible Preferred Stock that are issued or issuable directly or indirectly with respect to or on account of such shares of Convertible Preferred Stock (collectively, the “preferred shares”) that they beneficially own comprising and/or convertible into a number of shares of Common Stock that is (i) greater than or equal to 9,605,155 shares of Common Stock and (ii) less than or equal to 19,210,310 shares of Common Stock. The Shareholder Parties will be restricted in their ability to sell, transfer or otherwise divest any remaining (i) subject shares, (ii) preferred shares or (iii) any securities convertible into, or exercisable or exchangeable for subject shares or preferred shares (the “other securities”) for a period of six months after the pricing date of the First Tranche Shares, after which the Shareholder Parties may sell, transfer or divest a number of subject shares and/or preferred shares (the “Second Tranche Shares”) that they beneficially own comprising and/or convertible into a number of shares of Common Stock that is less than or equal to 14,407,733 shares of Common Stock. Following the pricing date for the Shareholder Parties’ divestiture of the Second Tranche Shares, the Shareholder Parties will be restricted in their ability to sell, transfer or otherwise divest any remaining (i) subject shares, (ii) preferred shares or (iii) other securities for a period of three months, after which point they may divest any remaining subject shares and/or preferred shares. Additionally, on or prior to February 25, 2020, the Shareholder Parties must sell, transfer or otherwise divest subject shares and/or preferred shares such that as of such date, the Shareholder Parties will beneficially own a number of subject shares and/or preferred shares comprising and/or convertible into a number of shares of Common Stock that is less than 35,539,073 shares of Common Stock. Lastly, by no later than February 25, 2022, the Shareholder Parties must sell, transfer or divest all of the subject shares and preferred shares that they beneficially own. The Shareholders Agreement will terminate with respect to each Shareholder Party at the time such Shareholder Party ceases to beneficially own any subject shares or preferred shares or, if earlier, upon the written agreement of Wabtec and such Shareholder Party. For purposes of the Shareholders Agreement, the Shareholder Parties are deemed to beneficially own the shares of Common Stock into which the preferred shares convert. The obligations set forth in this paragraph are subject to certain exceptions and conditions as set forth in the Shareholders Agreement.

In addition, and subject to certain exceptions, for a period of 30 days following February 25, 2019, the Shareholder Parties will not offer, sell, contract to sell or otherwise dispose of any of (or enter into any transaction designed to, or which might reasonably be expected to, result in the disposition of) the Common Stock or Convertible Preferred Stock acquired in connection with the Merger in respect of the SpinCo Class C preferred stock, or publicly announce an intention to effect any such transaction. After such 30-day period, such transfer restrictions will not apply, except that the Shareholder Parties will be subject to the divestment obligations described in the preceding paragraph and will not transfer any such Common Stock or Convertible Preferred Stock constituting, in the aggregate (on an as-converted basis), more than one percent of all outstanding Common Stock to a third party if such Shareholder Party actually knows, after making such inquiry as such Shareholder Party determines to be reasonable under the circumstances, that such third party holds two percent or more of the outstanding Common Stock prior to such transfer. The transfer restrictions described in the immediately preceding sentence will not apply to transfers to (i) affiliates of GE, (ii) pursuant to a bona fide tender offer or exchange offer, (iii) pursuant to a merger or similar business combination effected by Wabtec, (iv) to an underwriter in connection with a public offering, (v) in an open-market transaction effected through a broker-dealer, (vi) to a broker-dealer in a block sale so long as such broker-deal makes block trades in the ordinary course of its business or (vii) to (A) a registered investment fund, (B) a separately managed account not associated with a hedge fund, (C) a pension fund or (D) a shareholder of Wabtec as of March 31, 2018.

If, as of February 18, 2020, any of the Shareholder Parties holds shares of Common Stock or Convertible Preferred Stock that would cause SpinCo or Wabtec to have, on February 25, 2020, a relationship to any of the Shareholder Parties that is described in Treasury Regulations Section 1.197-2(h)(6)(i) (solely by reason of such Shareholder Parties’ ownership of such Common Stock or Convertible Preferred Stock, and disregarding the effects of any action taken by Wabtec after the closing date of the Merger), Wabtec may elect to purchase, on February 25, 2020 and at a price determined by reference to a 10-day trailing average of the daily VWAP for Common Stock, a number of shares of Common Stock or Convertible Preferred Stock held by the Shareholder Parties that is reasonably necessary to ensure that no such relationship exists after giving effect to such purchase.

The Shareholders Agreement also provides the Shareholder Parties with certain customary registration rights with respect to its shares of Common Stock and Convertible Preferred Stock, including demand registration rights, piggyback registration rights and share registration rights and requirements that the Shareholder Parties pay certain registration expenses and Wabtec bear certain indemnification liabilities.

The foregoing description of the Shareholders Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Shareholders Agreement, which is attached hereto as Exhibit 5 and is incorporated herein by reference.

The Tax Matters Agreement

On February 25, 2019, GE, Wabtec, and certain of their affiliates entered into a Tax Matters Agreement (the “Tax Matters Agreement”) that governs their respective rights, responsibilities, and obligations with respect to tax liabilities and benefits, tax attributes, tax returns, tax contests and other tax matters. In general, GE is responsible for all taxes of SpinCo for periods (or portions thereof) ending on or before the spin-off of SpinCo from GE (the “Distribution”), and Wabtec is responsible for all taxes of SpinCo for periods (or portions thereof) after the Distribution. The Tax Matters Agreement generally allocates taxes arising with respect to the Distribution and the separation of GE Transportation from GE. Wabtec is required to pay certain amounts (capped at a specified total) to GE as and when Wabtec realizes cash tax savings as a result of tax benefits produced in connection with the Transaction. In addition, subject to certain exceptions, the Tax Matters Agreement generally prohibits SpinCo, Wabtec and their respective subsidiaries from taking any action that would reasonably be expected to increase the tax liability of GE or its affiliates with respect to tax periods (or portions thereof) ending on or before the Distribution date. The Tax Matters Agreement also provides that GE, Wabtec and their respective subsidiaries will make certain tax elections with respect to the Transaction and governs related filing, reporting and other actions by the parties in order to ensure that such tax elections are validly made and effective.

The foregoing description of the Tax Matters Agreement does not purport to be the complete and is qualified in its entirety by reference to the full text of the Tax Matters Agreement, which is attached hereto as Exhibit 6 and is incorporated herein by reference.

Certificate of Designations

On February 25, 2019, Wabtec filed with the Secretary of State of the State of Delaware a Certificate of Designations of Series A Non-Voting Convertible Preferred Stock (the “Series A Certificate of Designations”) and the Convertible Preferred Stock was issued pursuant to the Series A Certificate of Designations.

The Convertible Preferred Stock is non-voting, pays dividends on an as-converted basis, and has a liquidation preference equal to $100 per share plus the amount the holder would have received on an as-converted basis and, in the aggregate, will be convertible into shares of Common Stock at a rate of 2,881.5464 per share, subject to certain customary anti-dilution adjustments. Each share (or fractional interest therein) of Convertible Preferred Stock will automatically convert into the right to receive Common Stock upon the (1) sale or other transfer by GE to a third party who is not an affiliate of GE, (2) pro rata distribution of Convertible Preferred Stock to holders of GE common stock or (3) exchange in an exchange offer with holders of GE common stock by GE for the Convertible Preferred Stock and will not otherwise convert into Common Stock.

The Convertible Preferred Stock may be subdivided and distributed in fractional amounts with the per share conversion rate to be subdivided accordingly. No fractional shares of Common Stock will be issued upon conversion of the Convertible Preferred Stock, and any such fractional shares to which the purchaser, transferee or recipient would otherwise be entitled to receive will be aggregated by the exchange agent and the whole shares obtained thereby will be sold on the open market, with the net proceeds thereof to be made available on a pro rata basis. Wabtec does not have the right, or any obligation, to redeem the Convertible Preferred Stock. The Common Stock and Convertible Preferred Stock held by GE will be subject to GE’s obligations under the Shareholders Agreement.

The foregoing description of the Series A Certificate of Designations does not purport to be complete and is qualified in its entirety by reference to the full text of the Series A Certificate of Designations, which is attached hereto as Exhibit 7 and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name
1.	Separation, Distribution and Sale Agreement, dated as of May 20, 2018, among General Electric Company, Transportation Systems Holdings Inc., Westinghouse Air Brake Technologies Corporation and Wabtec US Rail, Inc. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Westinghouse Air Brake Technologies Corporation on May 24, 2018).
2.	Amendment to the Separation, Distribution and Sale Agreement, dated as of January 25, 2019, by and between Westinghouse Air Brake Technologies Corporation and General Electric Company (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Westinghouse Air Brake Technologies Corporation on January 31, 2019).
3.	Agreement and Plan of Merger, dated as of May 20, 2018, among General Electric Company, Transportation Systems Holdings Inc., Westinghouse Air Brake Technologies Corporation and Wabtec US Rail, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Westinghouse Air Brake Technologies Corporation on May 24, 2018).
4.	Amendment to the Agreement and Plan of Merger, dated as of January 25, 2019, by and among Westinghouse Air Brake Technologies Corporation, General Electric Company, Transportation Systems Holdings Inc., and Wabtec US Rail Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Westinghouse Air Brake Technologies Corporation on January 31, 2019).
5.	Shareholders Agreement, dated as of February 25, 2019, between Westinghouse Air Brake Technologies Corporation and General Electric Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Westinghouse Air Brake Technologies Corporation on February 25, 2019).
6.	Tax Matters Agreement, dated as of February 25, 2019, between General Electric Company, Transportation Systems Holdings Inc., Westinghouse Air Brake Technologies Corporation and Wabtec US Rail, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Westinghouse Air Brake Technologies Corporation on February 25, 2019).
7.	Certificate of Designations of Series A Non-Voting Convertible Preferred Stock of Westinghouse Air Brake Technologies Corporation (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Westinghouse Air Brake Technologies Corporation on February 25, 2019).
8.	Letter Agreement, dated as of February 25, 2019, among General Electric Company, Transportation Systems Holdings Inc., Westinghouse Air Brake Technologies Corporation and Wabtec US Rail Holdings, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 7, 2019

General Electric Company

By:	/s/ Christoph A. Pereira
Name: Christoph A. Pereira
Title: Vice President, Chief Corporate, Securities and Finance Counsel

SCHEDULE I

dIRECTORS AND EXECUTIVE OFFICERS OF
gENERAL eLECTRIC cOMPANY

The following table sets forth certain information with respect to the directors and executive officers of General Electric Company. The business address of each director and executive officer of General Electric Company is 41 Farnsworth Street, Boston, Massachusetts 02210.

Name	Present Principal Occupation or Employment	Citizenship

Sébastien M. Bazin (Director)	Chairman and CEO, AccorHotels Paris, France	France

W. Geoffrey Beattie (Director)	Chief Executive Officer, Generation Capital Toronto, Canada	Canada

H. Lawrence Culp, Jr. (Director and Chief Executive Officer)	Chairman of the Board and Chief Executive Officer, General Electric Company Boston, Massachusetts	United States

Francisco D’Souza (Director)	Vice Chairman and Chief Executive Officer, Cognizant Technology Solutions Corporation Teaneck, New Jersey	United States

Edward P. Garden (Director)	Chief Investment Officer and Founding Partner, Trian Fund Management, L.P. New York, New York	United States

Thomas W. Horton (Director)	Senior Advisor, Warburg Pincus, LLC New York, New York	United States

Risa Lavizzo-Mourey (Director)	Professor, University of Pennsylvania Philadelphia, Pennsylvania	United States

James J. Mulva (Director)	Former Chairman of the Board, President and Chief Executive Officer, ConocoPhillips Houston, Texas	United States

Paula Rosput Reynolds (Director)	President and Chief Executive Officer, PreferWest LLC Seattle, Washington	United States

Leslie F. Seidman (Director)	Former Chairman, Financial Accounting Standards Board Norwalk, Connecticut	United States

James S. Tisch (Director)	President and Chief Executive Officer, Loews Corporation New York, New York	United States

Thomas S. Timko (Vice President, Controller & Chief Accounting Officer)	Vice President, Controller & Chief Accounting Officer, General Electric Company	United States

Michael J. Holston (Senior Vice President, General Counsel & Secretary)	Senior Vice President, General Counsel & Secretary, General Electric Company	United States

David L. Joyce (Vice Chairman)	Vice Chairman, General Electric Company; President & CEO, GE Aviation	United States

L. Kevin Cox (Senior Vice President, Chief Human Resources Officer)	Senior Vice President, Chief Human Resources Officer, General Electric Company	United States

Jamie S. Miller (Senior Vice President, Chief Financial Officer)	Senior Vice President and Chief Financial Officer, General Electric Company	United States

Kieran P. Murphy (Senior Vice President)	Senior Vice President, General Electric Company; President & CEO, GE Healthcare	Ireland

Jérôme X. Pécresse (Senior Vice President)	Senior Vice President, General Electric Company; President & CEO, GE Renewable Energy	France

Russell Stokes (Senior Vice President)	Senior Vice President, General Electric Company; President & CEO, GE Power Portfolio	United States

Scott Strazik (Senior Vice President)	Senior Vice President, General Electric Company; CEO, GE Gas Power	United States